Fortuna Reports Cash Flow of US$19.95 Million and Net Income of US$8.03 Million in the Third Quarter of 2012

Vancouver, November 8, 2012-- Fortuna Silver Mines, Inc. (NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F) is pleased to announce that it has filed its financial statements and MD&A for the three and nine months ended September 30, 2012. The full documents are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Third Quarter 2012 Highlights:

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Cash generated by operating activities before changes in working capital of US$19.95 million, up 30% over the prior year period (Q3 2011: US$15.38 million)

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Operating cash flow per share of US$0.16 compared to US$0.12 in the prior year period

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Net income of US$8.03 million, down 22% over the prior year period (Q3 2011: US$10.31 million)

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Revenue of US$43.84 million, up 35% over the prior year period (Q3 2011: US$32.54 million)

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Cash position (including short term investments) and working capital at September 30, 2012 were US$62.75 million and US$90.86 million respectively

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Silver and gold production of 1,027,741 ounces and 5,348 ounces respectively

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Cash cost per silver ounce, net of by-product credits, was US$4.81

Jorge Ganoza, President and CEO, said, “I am pleased that we have had another strong quarter of record sales and cash from operations. At the end of August 2012, the San Jose mine celebrated its first anniversary of commercial production-in the last year, it has consistently exceeded its planned operating and financial targets.  In the coming year, the expansion of the processing plant to its design capacity, and construction of an off-site dore plant at San Jose will contribute significantly to our profit margins.  At our Caylloma plant we are delighted to report that last month, the Mines and Energy Ministry granted the construction permit for our new tailings facility, now scheduled to be commissioned at the end of November 2012.”

Financial Results

During the third quarter ended September 30, 2012, the company generated net income of US$8.03 million, down 22% over the prior year period (Q3 2011: US$10.31 million), while cash generated by operating activities before changes in working capital increased 30% over the prior year period  to US$19.95 million.  This increase in cash generation for the period in spite of a 23% lower silver price compared to the prior year was driven by the strong cash margins contributed by our San Jose operation as well as an overall lower cash tax rate for the company.

The main items offsetting the positive contribution of the San Jose mine on our net income with respect the comparable period in 2011 were lower silver, lead, zinc prices (23%, 20% and 15% respectively) and higher unit cash costs at the Caylloma mine of approximately US$1.8 million.  Also weighing negatively on our results was the lower zinc and lead sold (16% for both metals), and higher selling, general and administrative expenses of US$1.8 million which includes a share-based payments mark-to-market effect of US$0.8 million.

Summary of Financial Results:

Expressed in US$000's	Three months ended September 30, 2012	Three months ended September 30, 2011
Sales	43,385	32,543
Operating income	12,262	14,886
Net income	8,026	6,199
Cash generated by operating activities
before changes in working capital	19,951	15,378
Cash cost per Ag oz net of by-product credits
(US$/oz)	4.81	1.39

Operating Results

The company’s silver production in Q3 2012 was 56% higher than Q3 2011 as a result of four times higher silver production from the San Jose mine slightly offset by a 6% reduction from the Caylloma mine.  The company’s gold production in Q3 2012 was 251% higher than Q3 2011 as a result of the 50% increase from the Caylloma mine and a 368% increase from the San Jose mine.  The San Jose mine initiated commercial production on September 1, 2011.

Silver and gold production for the first nine months of the year totaled 2,977,025 ounces and 16,331 ounces respectively; reflecting 80% and 94% of the company’s 2012 annual production guidance (see Fortuna news release dated January 26, 2012).  At this rate of production, the Company expects to exceed its 2012 guidance of 3.7 million ounces of silver and 17,400 ounces of gold.

During the third quarter ended September 30, 2012 silver comprised 69% (Q3 2011: 70%) of revenue and the silver market price was US$29.91 (Q3 2011: US$38.79) per ounce.  By-product gold accounted for 16% (Q3 2011: 3%) of revenue with the balance coming from lead and zinc sales.

Consolidated cash cost per ounce of payable silver, for the third quarter, net of by-product credits, was US$4.81 compared to US$1.39 for the same period in 2011.  The increase over last year primarily at the Caylloma mine which increased from negative US$0.25 in Q3 2011 to US$7.80 per ounce in the current period.  The increase in Caylloma mine cash cost per ounce of payable silver is due to decreases in by-product credits of US$3.68 per ounce, increased production cash cost of US$2.37 per ounce, higher refining charges of US$1.35 per ounce, and a silver head grade variation equivalent to US$0.65 per ounce.  The Caylloma mine’s year to date cost performance is on average in line with budget.

San Jose Mine, Mexico

During the third quarter of 2012, silver and gold production was 19% and 25% above the mine plan respectively.  These results are explained by the contribution to production ahead of schedule of the higher grade blocks A and B, on level 1350, sourcing approximately 51% of mill throughput in the period.  The San Jose deposit is mined through a decline currently in progress which will descend approximately 500 meters below surface down to level 1100.

On level 1300, preparation of blocks C and D continues ahead of schedule with a contribution of 7% of mill throughput in the period.  The company expects the mine to source fresh ore at a rate of 1,500 tonnes per day by the second quarter of 2013.

Silver and gold recoveries are at 100% and 97%, respectively, of design parameter at the processing plant.

Cash cost per tonne of processed ore for the period was US$80.59, compared to US$61.70 in the prior year period.  Cash cost per tonne year to date is US$70.94 (2011: US$61.70) which is reflective of what the company believes will be on average the unit cost moving forward.  The cost increase in the current quarter is driven by events of a non-recurrent nature and the advance of preparation expenses in level 1300 originally scheduled for year end.

Caylloma Mine, Peru

During the third quarter of 2012, silver production at Caylloma mine decreased by 6% compared to the same quarter in the previous year mainly as a result of lower metallurgical recoveries.  The drop in silver recovery to 77% during the quarter and throughout 2012 is the result of mixed sulfide-oxide ore coming from level six of the Animas vein, which represents approximately 30% of the total mined ore.

Since December 2011, the company has implemented a staged expansion of its existing tailings facility providing for additional tailings storage capacity through June 2013.  As of October 2012, the Company successfully secured the construction permit for the new tailings facility which is now scheduled to be commissioned by the end of November 2012.

The Caylloma mine’s year to date cost performance is in line with budget.  Cash cost per tonne for the third quarter of 2012 was US$85.14, up 22% from the prior year (Q3 2011: US$69.96).  The change in production cash cost reflects cost increases in qualified labor and industry related services that have been mounting in the Peruvian underground mining industry since late 2010 especially near the end of 2011.

The company continues to experience cost pressures in certain cost items and anticipates cost increments in the range of 5% to 7% in 2013, including: mine contractors tariffs, surface ore and concentrate transport tariffs, diesel generated power to cover temporary constraints in the power line, and increased geotechnical back support as the upper levels of the Animas and Bateas veins are closer to surface with corresponding poor rock mass.  Cost increments at the narrow, labor intensive and distant Bateas and Soledad veins have been the most significant.

Qualified Person

Edgard Vilela, Corporate Manager of Technical Services, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101 and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines Inc.

Conference Call to Review 2012 Third Quarter Financial and Operations Results

A conference call to discuss the financial and operations results for the third quarter of 2012 will be held on Friday, November 9th, 2012 at 9:00 a.m. Pacific / 12:00 p.m. Eastern.  Hosting the call will be Jorge Ganoza, President and CEO and Luis Ganoza, Chief Financial Officer.

Shareholders, analysts, media and interested investors are invited to listen to the live conference call by logging onto the webcast at http://www.investorcalendar.com/IC/CEPage.asp?ID=170058 or over the phone by dialing just prior to the starting time.

Conference call details:

Date:  Friday, November 9th, 2012

Time: 9:00 a.m. Pacific / 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 402815

Playback of the webcast will be available until February 9th, 2013.  Playback of the conference call will be available until 11:59 p.m. EST on November 23, 2012.  In addition, the call will be archived in the Company’s website.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Management Head Office: Carlos Baca- Telephone (Lima): +51.1.616.6060, ext. 0

Corporate Office:  Holly Hendershot- Telephone (Toronto): +1.647.725.0813 / Telephone (Vancouver): +1.604.484.4085

Media contact for North America:

Breakstone Group

Christina Pagano

Telephone: +1.212.213.2851

Mobile:  +1.646.382.3871

E-mail:  paganopr@aol.com

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.